September 2, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Ms. Mara Ransom

Re:	Southern Natural Gas Company, L.L.C.
Southern Natural Issuing Corporation (the “Issuers”)
Registration Statement on Form S-4 filed on August 8, 2011
Amendment No. 1 to Registration Statement on Form S-4/A filed on August 24, 2011
File No. 333-176122 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”), we hereby request that the effective date for the Registration Statement be accelerated so that it will become effective at 10:00 a.m., Washington D.C. time, on Wednesday, September 7, 2011, or as soon thereafter as possible.

With respect to the Registration Statement, we acknowledge and understand our responsibilities under the Act and the Securities Exchange Act of 1934, as amended.  We also acknowledge that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Issuers may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

/s/ Norman G. Holmes
Norman G. Holmes
President

cc:	Via Fax: (703) 813-6982
Mara Ransom
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Via Email: ejohnson@lockelord.com
J. Eric Johnson
Locke Lord Bissell & Liddell LLP